EXHIBIT B

                   AMEDMENTS OF THE 1994 INCENTIVE STOCK PLAN

The four proposed amendments would amend Section 7.2, Section 7.5 and Section 8 and would add a new Section 17, as follows:

1.       Section 7.2 Grant of Options to Board of Directors reading as follows:

         "Simultaneously with the first grant of Options under the Plan in December 1994, each Board Director shall automatically be granted a nonqualified stock option to purchase 100 shares of Stock. Thereafter, simultaneously with the grant of Options under the Plan to other Participants in each December beginning in 1995 (or, if no such grants are made in a particular year, then on December 31 of such year), each Board Director shall automatically be granted a nonqualified stock option to purchase 100 shares of Stock. Each such option shall have an Option price equal to the Fair Market Value of the Stock on the date of grant, shall expire on the fifth (5th) anniversary of the date of grant, and shall be first exercisable as to one-third (1/3) of the shares on the first anniversary of the date of the grant, as to another one-third (1/3) of the shares on the second anniversary of the date of the grant as to the remaining shares on the third anniversary of the date of the grant."

is deleted in its entirety and the following is inserted in lieu thereof:

         Section 7.2 Grant of Options to Board of Directors

         "Simultaneously with the first grant of Options under the Plan in December, 1994, each Board Director shall automatically be granted a nonqualified stock option to purchase 100 shares of Stock. Thereafter, simultaneously with the grant of Options under the Plan to other Participants in each December beginning in 1995 (or, if no such grants are made in a particular year, then on December 31 of such year), each Board Director shall automatically be granted a nonqualified stock option to purchase 100 Shares of Stock. Beginning in December of 1998 and in each December thereafter, each Board Director shall automatically be granted a nonqualified stock option to purchase 500 shares of Stock. Each such Option shall have an Option price equal to the Fair Market Value of the Stock on the date of grant, shall expire on the tenth (10th) anniversary of the date of grant, and subject to
         Section 17 shall be first exercisable as to one-third (1/3) of the shares on the first anniversary of the date of grant, as to another one-third (1/3) of the shares on the second anniversary of the date of grant and as to the remaining shares on the third anniversary of the date of the grant."


2.       Section 7.5: Duration of Options reading as follows:

         "Subject to the provisions of Section 7.2 in the case of Options granted to Board Directors, each Option shall expire at such time as the Committee shall determine at the time it is granted, provided, however, that no Option shall be exercisable later than the fifth (5th) anniversary date of its grant."

is deleted in its entirety and the following is inserted in lieu thereof:

         Section 7.5 Duration of Options

         "Subject to the provisions of Section 7.2 in the case of Options granted to the Board Directors, each Option shall expire at such time as the Committee shall determine at the time it is granted, provided, however, that no Option shall be exercisable later than the tenth
         (10th) anniversary of its grant and provided further that in no event shall any Option granted to a person then owning more than 10% of the Corporation's outstanding stock be exercisable after the expiration of five (5) years from the date of grant thereof."

3.       Section 8 Additional Transfer Restrictions, reading as follows:

         "No Participant may sell or otherwise dispose of Stock acquired upon the exercise of an Option within the five (5) year period beginning on the date of exercise, except that (a) subject to the provisions of
         Section 10.4, the Participant may dispose of the Stock by gift, bequest or inheritance at any time, and (b) in the case of a Participant's total and permanent disability or early or normal retirement, the Participant may sell, encumber of otherwise dispose of the stock at any time after the expiration of one (1) year after the date of exercise of the option and two (2) years after the date of grant of the Option pursuant to which the Stock was acquired."

is deleted in its entirety and the following is inserted in lieu thereof:

         "No participant may sell or otherwise dispose of Stock acquired upon the exercise of an Option before the later of the expiration of the two-year period beginning on the date of the grant of the Option or the expiration of the one-year period beginning on the date of the exercise of such Option, provided that a Participant may dispose of the Stock by gift, bequest or inheritance at any time."

4.       Section 17 - Change in Control is added as follows:

         Section 17 - Change in Control

         a) For purposes f this Plan, a "Change in Control" shall mean and include any transaction or series of transactions pursuant to which any person (as defined in Section 3(a) (9) and 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), acting directly or indirectly, acquires or becomes the beneficial owner (as defined in Rule 13(d)-3 promulgated pursuant to the Exchange
              Act) of twenty-five percent (25%) or more of the outstanding stock or substantially all of the assets of the Corporation or any of its subsidiaries, or pursuant to which the Corporation or any of its subsidiaries shall merge, consolidate or liquidate with or into another corporation or business entity. For purposes of this Section 17, a "Change in Control" shall occur upon the earlier of i) the execution of any legally binding agreement or other document of any nature (including without limitation a stock purchase agreement, merger or consolidation agreement, plan of liquidation, asset purchase agreement) which will result in such acquisition, ownership, merger, consolidation or liquidation or (ii) the consummation of the aforedescribed events. "Change in Control" shall not refer to or include any transaction involving only entities controlled directly or indirectly by the Corporation.

         b) Upon a Change in Control, the Options granted pursuant to this Plan shall become fully vested and immediately exercisable in full, the to extent that the Options had not theretofore become exercisable, notwithstanding any other provisions of this Plan.